

March 5, 2025

Walter Geldenhuys
Chief Financial Officer
Rivulet Entertainment, Inc.
7659 E. Wood Drive
Scottsdale, AZ 85260

> **Re: Rivulet Entertainment, Inc.**
> **Form 10-KT for the Transition Period ended June 30, 2024**
> **Filed November 12, 2024**
> **File No. 000-52390**

Dear Walter Geldenhuys:

We have reviewed your February 26, 2025 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 19, 2025 letter.

Form 10-KT for the Transition Period ended June 30, 2024
Financial Statements
Note 7 - Asset Purchase Agreement, page 19

1.   We note your response to prior comment one explaining that shares transferred to Rivulet Media, Inc. were recognized as a prepayment for the pending transaction, although without addressing the inconsistency between the $29,894,641 value ascribed to the prepayment shares and the value that would reflect the combined equity or deficit of the entities acquired, as would result in accounting for a reverse recapitalization using the recorded amount with no step-up in basis.

We would generally expect that any asset recognized under these circumstances would be offset in equity, following the guidance in FASB ASC 505-10-45-2 and SAB Topic 4.E, regarding receivables that arise upon issuing capital stock. Please explain to us how you propose to address this anomaly in depicting the transaction in the pro forma information that you include with the Form 8-K, and in accounting for the transaction in your interim report for the quarter ended September 30, 2024.

On a related point, if you believe that an amendment to correct the presentation is unnecessary or should not be required based on your assessment of materiality please explain to us how you considered materiality and the timeframe necessary to resolve the current and periodic reporting deficiencies in formulating your view.

2.   We note your response to prior comment two indicating that activities of the subsidiaries acquired comprise "virtually all of the business, operations and financial results of Rivulet Media, Inc." and representing that there would be "no material difference" between the carve-out and consolidated financial statements.

However, we believe that a distinction will need to be apparent in the financial presentation as to legal structure and composition, to include identifying any parent-subsidiary relationships among the entities acquired, providing a description of any assets acquired and liabilities assumed that were not held within any of the entities acquired, and clarifying that you did not acquire the ownership interests of former parent, i.e. Rivulet Media, Inc. Please also describe any changes to the relationships that comprise the legal structure among the entities acquired that were instituted in connection with the acquistion or subsequently.

Given that a reverse merger recapitalization would ordinarily entail recasting historical share activity of the accounting acquirer based on the ratio of equity interests exchanged, please clarify how you intend to report such activity for the carve-out or combined equity interests and describe your rationale.

Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation